

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Glenn E. Davis
Principal Financial Officer
GSI Group Inc.
125 Middlesex Turnpike
Bedford, Massachusetts 01730

  Re: GSI Group Inc.
     Form 10-K for the year ended December 31, 2009
     Filed October 1, 2010
     File No. 000-25705

Dear Mr. Davis:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Jeff Jaramillo
       Accounting Branch Chief